FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

Enclosures:  1.  Director Shareholding announcement made on 02 March 2005
             2.  Director Shareholding announcement made on 03 March 2005
             3.  Director Shareholding announcement made on 04 March 2005
             4.  Director Shareholding announcement made on 07 March 2005
             5.  Director Shareholding announcement made on 07 March 2005
             6.  Director Shareholding announcement made on 14 March 2005
             7.  Director Shareholding announcement made on 14 March 2005
             8.  Director Shareholding announcement made on 14 March 2005


Enclosures:  1.
                               SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director


4) Name of the registered holder(s) and, if more than one holder, the number of bonds held by each of them (if notified)

Turnsonic Nominees Limited 8,180
HSBC Nominees (Hong Kong) Limited 62,831
Abacus Corporate Trustees Limited 1,203,764
Computershare Trustees Limited Account SIP 646
HSBC Private Banking Nominee 1 (Jersey) Limited 104,163
Sir John Bond 276,591


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of Performance Shares under The HSBC Share Plan, which is subject to approval by shareholders at the AGM on 27 May 2005.


7) Number of shares/amount of stock acquired

458,389


8) Percentage of issued class

De minimis


9) Number of shares/amount of stock disposed


10) Percentage of issued class


11) Class of security

Ordinary shares of US$0.50 each


12) Price per share


    Nil

13) Date of transaction

28 February 2005


14) Date company informed

2 March 2005

15) Total holding following this notification

1,656,175

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Nicola Black, Assistant Secretary, 020 7991 2652


25) Name and signature of authorised company official responsible for making this notification

As in 24) above


Date of Notification 2 March 2005

Enclosures:  2.

                                        SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


    1) Name of company

    HSBC Holdings plc

    2) Name of director

    A W Jebson

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    In respect of the Director

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Abacus Corporate Trustees Limited 615,627

    A W Jebson 84,268


    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    In respect of the Director

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Award of Performance Shares under the HSBC Share Plan, which is subject to approval by shareholders at the AGM on 27 May 2005.


    7) Number of shares/amount of stock acquired

    162,155


    8) Percentage of issued class

    De minimis


    9) Number of shares/amount of stock disposed


    10) Percentage of issued class


    11) Class of security

    Ordinary Shares of US$0.50 each


    12) Price per share

    Nil


    13) Date of transactions

    28 February 2005

    14) Date company informed

    2 March 2005

    15) Total holding following this notification

    699,895


    16) Total percentage holding of issued class following this notification

    De minimis

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    18) Period during which or date on which exercisable

    19) Total amount paid (if any) for grant of the option

    20) Description of shares or debentures involved: class, number

    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    22) Total number of shares or debentures over which options held following this notification

    24) Name of contact and telephone number for queries

    Nicola Black, Assistant Secretary 020 7991 2652

    25) Name and signature of authorised company official responsible for making this notification

    As in 24) above

    Date of Notification 3 March 2005

Enclosures:  3.

                            SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


    1) Name of company

    HSBC Holdings plc

    2) Name of director

    M F Geoghegan

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    In respect of the Director

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Abacus Corporate Trustees Limited 493,623
    James Capel (Nominees) Limited 38,084

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    In respect of the Director

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Award of Performance Shares under The HSBC Share Plan, which is subject to approval by shareholders at the AGM on 27 May 2005.

    7) Number of shares/amount of stock acquired

    229,195

    8) Percentage of issued class

    De minimis

    9) Number of shares/amount of stock disposed



    10) Percentage of issued class



    11) Class of security

    Ordinary Shares of US$0.50 each

    12) Price per share

    Nil

    13) Date of transaction

    28 February 2005

    14) Date company informed

    3 March 2005

    15) Total holding following this notification

    531,707


    16) Total percentage holding of issued class following this notification

    De minimis

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant



    18) Period during which or date on which exercisable



    19) Total amount paid (if any) for grant of the option



    20) Description of shares or debentures involved: class, number



    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



    22) Total number of shares or debentures over which options held following this notification



    24) Name of contact and telephone number for queries

    Nicola Black, Assistant Secretary 020 7991 2652

    25) Name and signature of authorised company official responsible for making this notification

    As in 24) above

    Date of Notification 4 March 2005

Enclosures:  4.
                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

i) HSBC Trinkaus & Burkhardt (International) SA 15,808
ii) Abacus Corporate Trustee Limited 815,376
iii) Computershare Trustees Limited Account SIP 661
iv) James Capel (Nominees) Limited 182,003
v) Stephen Keith Green & Janian Green (SGS) 45,355

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

i) Acquisition / Award of Performance Shares under The HSBC Share plan, which is subject to approval by shareholders at the AGM on 27 May 2005

ii) Acquisition / monthly contribution to HSBC Holdings UK Share Ownership Plan holding


7) Number of shares/amount of stock acquired

i) 286,493

ii) 15

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of US$0.50 each


12) Price per share

 i. Nil
ii. GBP8.56


13) Date of transaction

 i.28 February 2005 (Director was made aware of the transaction on 7 March 2005)
ii. 2 March 2005 (Director was made aware of the transaction on 7 March 2005)

14) Date company informed

7 March 2005


15) Total holding following this notification

1,059,203


16) Total percentage holding of issued class following this notification

De minimis


If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Nicola Black, Assistant Secretary, 020 7991 2652

25) Name and signature of authorised company official responsible for making this notification

As in 24) above


Date of Notification 7 March 2005

Enclosures:  5.

                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic Nominees Limited 6,575
Abacus Corporate Trustee Limited 603,143
Computershare Trustees Limited Account SIP 661

D J Flint 47,491
D J Flint & F I L Flint A/C Soggs1 27,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 i. Acquisition / Award of Performance Shares under The HSBC Share plan, which is subject to approval by shareholders at the AGM on 27 May 2005

ii) Acquisition / monthly contribution to HSBC Holdings UK Share Ownership Plan holding


7) Number of shares/amount of stock acquired

 i. 171,896
ii. 15


8) Percentage of issued class

De minimis


9) Number of shares/amount of stock disposed


10) Percentage of issued class


11) Class of security

Ordinary shares of US$0.50 each




12) Price per share

 i. Nil
ii. GBP8.56



13) Date of transaction

i) 28 February 2005 (Director was made aware of the transaction on 7 March 2005)

ii) 2 March 2005 (Director was made aware of the transaction on 7 March 2005)


14) Date company informed

7 March 2005


15) Total holding following this notification

684,870


16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Nicola Black, Assistant Secretary 020 7991 2652

25) Name and signature of authorised company official responsible for making this notification

As in 24) above


Date of Notification 7 March 2005

Enclosures:  6.

                              SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


    1) Name of company

    HSBC Holdings plc

    2) Name of director

    A W Jebson

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    In respect of the Director

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Abacus Corporate Trustees Limited 581,402

    A W Jebson 104,461


    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    In respect of the Director

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 i. Release of 2000 Restricted Share Plan award (sale of shares to meet tax liability)
ii. Termination of an interest in one share following release of 2000 Restricted Share Plan award



    7) Number of shares/amount of stock acquired

    8) Percentage of issued class

    9) Number of shares/amount of stock disposed

 i. 14,031
ii. 1



    10) Percentage of issued class

    De minimis


    11) Class of security

    Ordinary Shares of US$0.50 each


    12) Price per share

    i) GBP8.515

    ii) Nil


    13) Date of transactions

    10 March 2005

    14) Date company informed

    11 March 2005

    15) Total holding following this notification

    685,863


    16) Total percentage holding of issued class following this notification

    De minimis

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    18) Period during which or date on which exercisable

    19) Total amount paid (if any) for grant of the option

    20) Description of shares or debentures involved: class, number

    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    22) Total number of shares or debentures over which options held following this notification

    24) Name of contact and telephone number for queries

    Nicola Black, Assistant Secretary 020 7991 2652

    25) Name and signature of authorised company official responsible for making this notification

    As in 24) above

    Date of Notification 14 March 2005

Enclosures:  7.

                             SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic Nominees Limited 6,575
Abacus Corporate Trustee Limited 564,640
Computershare Trustees Limited Account SIP 661
D J Flint 47,491
D J Flint & F I L Flint A/C Soggs1 27,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 i. Sale of shares following release of 2000 Restricted Share Plan award

ii) Termination of an interest in one share following release of 2000 Restricted Share plan award


7) Number of shares/amount of stock acquired


8) Percentage of issued class


9) Number of shares/amount of stock disposed

 i. 38,502
ii. 1


10) Percentage of issued class

De minimis


11) Class of security

Ordinary shares of US$0.50 each




12) Price per share

 i. GBP8.515
ii. Nil



13) Date of transactions

10 March 2005


14) Date company informed

11 March 2005


15) Total holding following this notification

646,367


16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Nicola Black, Assistant Secretary 020 7991 2652

25) Name and signature of authorised company official responsible for making this notification

As in 24) above


Date of Notification 14 March 2005

Enclosures:  8.

                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

HSBC Holdings plc


2) Name of director

Sir John Bond


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director


4) Name of the registered holder(s) and, if more than one holder, the number of bonds held by each of them (if notified)

Turnsonic Nominees Limited 8,180
HSBC Nominees (Hong Kong) Limited 62,831
Abacus Corporate Trustees Limited 1,109,644
Computershare Trustees Limited Account SIP 661
HSBC Private Banking Nominee 1 (Jersey) Limited 104,163
Sir John Bond 276,591
James Capel (Nominees) Limited 55,531


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 i.Sale of shares to meet tax liability on release of 2000 Restricted Share Plan award
ii. Termination of an interest in one share folowing release of 2000 Restricted Share Plan award


7) Number of shares/amount of stock acquired


8) Percentage of issued class


9) Number of shares/amount of stock disposed

 i. 38,588
ii. 1


10) Percentage of issued class

De minimis


11) Class of security

Ordinary shares of US$0.50 each


12) Price per share

 i. GBP8.515
ii. Nil

13) Date of transactions

10 March 2005


14) Date company informed

11 March 2005


15) Total holding following this notification

1,617,601


16) Total percentage holding of issued class following this notification

De minimis


If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

Nicola Black, Assistant Secretary, 020 7991 2652



25) Name and signature of authorised company official responsible for making this notification

As in 24) above


Date of Notification 14 March 2005

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  23 March 2005